Exhibit 99.1

Foresight Takes Major Step Toward Commercialization With Elbit Systems Securing Revenues up to $4 Million

The parties signed a five-year mutual exclusivity agreement commercializing Foresight’s proprietary software for semi- and fully-autonomous defense platforms

Ness Ziona, Israel – July 17, 2023 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight”), an innovator in automotive vision systems, announced today the signing of an exclusive commercialization agreement with Elbit Systems Land Ltd. (“Elbit”), a subsidiary of Elbit Systems Ltd. (Nasdaq and TASE: ESLT), for the integration, marketing and licensing of Foresight’s image processing software solution. Foresight expects revenues of up to $4 million, over a contractual period of five years, with minimum guaranteed revenues of $1 million over that time period. The Company expects that it will start recognizing initial revenues from its agreement with Elbit during the second half of 2023.

According to the agreement, Elbit will commercialize Foresight’s software solution, exclusively and globally, in the form of a software license. Foresight’s solution will be offered to Elbit’s end customers as a component of advanced driver assistance systems (ADAS) for driving safety, as well as a solution for semi- and fully-autonomous platforms, used in unmanned combat and security ground vehicles in the defense, paramilitary and homeland security markets (the “ESL Field”). The software license for each platform will be sold for several thousand U.S. dollars per license. Furthermore, Foresight will provide support, maintenance, and customization services for its software to both Elbit and Elbit’s customers.

Elbit will have the exclusive rights to market and sell Foresight’s image processing software in the ESL Field in Israel, for a period of five years. Elbit will also have exclusive rights to market and sell Foresight’s image processing software in the ESL Field globally, for a period of five years, depending on sales targets as determined in the agreement.

“We are excited to strengthen our ongoing collaboration with Elbit and significantly advance our commercialization efforts. Elbit has chosen to exclusively offer our unique software-based vision solutions to customers in the defense and paramilitary sectors who are seeking 3D perception solutions for ADAS and autonomous vehicles. This agreement further reinforces Foresight’s position as a pioneering technology leader in advanced automotive vision systems, and we believe that it will help to strengthen our balance sheet and revenues in the coming years,” said Haim Siboni, CEO of Foresight.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles, and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses its revenue forecasts with respect to the agreement, the expected timing of recognizing revenues pursuant to the agreement, the parties’ obligations under the agreement, Elbit’s exclusive rights for marketing and selling Foresight’s software in Israel, Elbit’s exclusive right to distribute Foresight’s image processing software, and its belief that this agreement will strengthen Foresight’s balance sheet. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654